Mail Stop 0306

September 8, 2006

Mr. Mark W. Lerner
Chief Financial Officer
Nephros, Inc.
3960 Broadway
New York, NY 10032

      RE: **Nephros, Inc.**
                Form 10-KSB for the fiscal year ended December 31, 2005
                Filed April 20, 2006
                File No. 1-32288

Dear Mr. Lerner:

In connection with our financial statement only review of Nephros, Inc.'s 2005 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-KSB for the year ended December 31, 2005

Note 5. Stockholder's Equity and Redeemable Convertible Preferred Stock, page F-13

1.   Please refer to prior comment 6. We note in your response that the potential damage that investors could suffer is "an unspecified amount." Please discuss and revise future filings to disclose the significant terms of your Registration Rights Agreement, including circumstances under which you would be required to pay penalties and any penalties you have incurred to date.

Form 10-Q for the period ended June 30, 2006

Note 5. Convertible Notes due 2012

2.   Please tell us and revise future filings to disclose the significant terms of the convertibles note, warrants, extensions or modifications and the related

registration rights agreements. Significant terms include settlement alternatives and the party that controls settlement, conversion rates, registration rights penalties, as well as caps and floors on those rates and penalties. Please also tell us and disclose how you accounted for the original issuance of the convertible notes, warrants and registration rights agreement and any subsequent modifications. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements. The response should address the accounting for the host contract, any embedded derivatives and the warrants, including classification and valuation of each.

Item 5. Other Information

3.   Please tell us when you plan to file your amended Form 10-QSB for the first quarter ended March 31, 2006.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Angela J. Crane
                                        Accounting Branch Chief